VERONA FIRM PLLC P.O. Box 18191 Tampa, Florida 33679	(813) 258-0852 brett@theveronafirm.com TheVeronaFirm.com

September 22, 2025

Uwem Bassey                                                                                                      via EDGAR Correspondence

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Re: Solidus Communications, Inc.

Offering Statement on Form 1-A

Filed September 9, 2025

File No. 024-12663

Ms. Bassey:

Pursuant to the correspondence dated September 18, 2025, below please find our response to your comment (response in bold).

1. You state that you are a “company specializing in the acquisition of high value technology related companies" and that you are "amassing a portfolio of high value companies in technology and telecom." We note that your use of proceeds indicates that the majority of the funds raised will be used for acquisitions. Please revise to clarify whether you have identified any target companies, or entered into discussions with potential targets. In addition, we note Rule 251(b)(3) provides that Regulation A is not available for development stage companies that have indicated that their business plan is to merge with or acquire an unidentified company or companies. Please provide us with an analysis as to why you are eligible to conduct this offering under Regulation A.

As discussed, we do not think Rule 251(b)(3) applies to the proposed offering by the Company. The rule states that Regulation A is not to be used if the issuer of the securities is a “development stage company that either has no specific business plan or purpose, or has indicated that its business plan is to merge with or acquire an unidentified company or companies.” The Company is not a development stage company, and it has a long operating history having been in business since 2007. While the company does say that they specialize in “acquisition of high value technology companies” they currently have operating subsidiaries, and have had such for a long time. The discussion regarding the “acquisition of high value technology companies” is something that the company plans to do to supplement their current operations. Additionally, when the Company filed their previous Regulation A offering, which was qualified on February 15, 2023, that offering document included the exact same language. For the foregoing reasons we think that the cited Rule is not applicable in this case.

Additionally, per our discussion, and in response to your correspondence, the shares pursuant to the offering will be able to be sold, without further qualification or otherwise, in the state of Florida.

We will await your response to this correspondence before uploading a revised version of the offering document if such is deemed to be necessary.

Kind regards.

/s/ Brett Verona

Brett Verona

~The Verona Firm, PLLC ~ Post Office Box 18191 ~ Tampa, FL 33679~ ~Tel (813) 258-0852 ~ Fax (813) 464-7757~